John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone:  913.660.0778   Fax:  913.660.9157
john.lively@1940actlawgroup.com

September 27, 2011

Ms. Deborah O’Neal-Johnson.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Nottingham Investment Trust II (the “Trust”) (File Nos. 811-06199 and 033-37458)

Dear Ms. O’Neal-Johnson:

On July 19, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of The Brown Capital Management Mid-Cap Fund, The Brown Capital Management Small Company Fund and The Brown Capital Management International Equity Fund (the “Funds”), each a series of the Trust, on (i) an Agreement and Plan of Reorganization pursuant to which the Funds would be reorganized as series of Brown Capital Management Mutual Funds, a newly established Delaware statutory trust; (ii) revisions to the Funds’ fundamental investment restrictions; (iii) a new investment advisory agreement between the Trust and Brown Capital Management, LLC, the Funds’ current adviser; and (iv) a Rule 12b-1 Distribution Plan and related 12b-1 fee for the Funds.

On July 28, 2011, you provided comments to me relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

Proposal 1

1.	Comment: In the bolded/italicized text on page 4, please explain whether Proposal 1 is contingent on the approval by shareholders of Proposal 4.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: In the bolded/italicized text on page 6, please clarify whether any Proposals are contingent on any other Proposals.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
September 27, 2011

Response: The Trust has revised the disclosure as you have requested.

3.	Comment: On page 9, please confirm if “acquired fund fees and expenses” should be one of the enumerated items carved out of the expense limitation agreement.

Response: The Trust confirms that “acquired fund fees and expenses” is an item that should be carved out of the expense limitation agreement and, as such, has revised the disclosure to reflect this.

4.

Comment:    On page 9, in the discussion on the expense limitation agreement, please provide more detail on the circumstances under which the investment adviser may recoup previously waived fees and reimbursed expenses from the Funds.

Response: The Trust has revised the disclosure as you have requested.

Proposal 2

5.

Comment:    In Proposals 2.1 through 2.15, please provide more detail on potential risks should the Funds be able to engage in the types of activities currently prohibited by their respective fundamental investment limitations. Additionally, as applicable, please expand on references to the Funds being subject to “applicable provisions of the 1940 Act.”

Response: The Trust has revised the disclosures in Proposals 2.1 through 2.15, as applicable, as you have requested.

5.	Comment: In Proposal 2.6, please explain the concept of short sales transactions that are “against the box.”

Response: The Trust has revised the disclosures in Proposal 2.6 as you have requested.

5.	Comment: In Proposals 2.8 and 2.11, please correct the inaccurate cross references to proposal 4.8 and 4.11, respectively.

Response: The Trust has revised the disclosures as you have requested.

5.	Comment: In Proposal 2.12, please modify the restriction to remove the concept of “physical” commodities.

Response: The Trust has revised the disclosures in Proposal 2.12 as you are aware based on a prior correspondence filing to you on this topic.

Proposal 3

6.	Comment: On page 25, please complete the dates in the last paragraph.

Response: The Trust has revised the disclosure as you have requested.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
September 27, 2011

7.	Comment: On page 26, under item 6, please confirm that there are no expenses being shifted from the adviser to the Funds.

Response: The Trust confirms that the proposed advisory agreement is not intended to operate to shift existing adviser expenses to the Funds.

8.

Comment:    Please confirm whether the adviser acts as an investment adviser to other mutual funds with similar objectives as the Funds and, if so, provide the required disclosure pursuant to Schedule 14.

Response: The adviser does not advise other mutual funds other than the Funds.

Proposal 4

9.	Comment: In the paragraph beginning with “please note” on page 32 and the 4th paragraph on page 33, please specify the expenses excluded pursuant to the expense limitation agreement.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: In footnote 1 on page 34, and other relevant places, please provide the staff with an explanation of, the reason that the operating expenses have been restated.

Response:    The Trust has restated the total annual operating expenses in the fee tables because it received a more favorable pricing from its new administrative, transfer agency and fund accounting service provider – Alps Fund Services, Inc. This restatement is permitted by Item 3 of Form N-1A – see specifically, Instruction 3(d)(ii).

11.

Comment:    In footnote 2 on page 34, and other relevant places, please disclose the fees excluded from the expense limitation agreement and the terms of recoupment of previously waived fees by the adviser.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: In footnote 3 on page 34, and other relevant places, please change the word “pending” in the 1st sentence to “subject to.”

Response: The Trust has revised the disclosure as you have requested.

Ms. O’Neal-Johnson
U.S. Securities and Exchange Commission
September 27, 2011

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively